Exhibit 1.02

UFP Technologies, Inc.

Conflict Minerals Report

INTRODUCTION

This Conflict Minerals Report (“CMR”) of UFP Technologies, Inc. (herein referred to as “UFP,” the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period of January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which “Conflict Minerals” are necessary to the functionality or production of those products.  The “Conflict Minerals” for the purposes of Rule 13p-1 are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten, and the U.S. Secretary of State may designate other minerals in the future).  If Conflict Minerals are necessary to the functionality or production of one or more products that a company manufactures or contracts to manufacture, that company must investigate its supply chain in an effort to determine whether those Conflict Minerals originated in any of the “Covered Countries” under Rule 13p-1.  The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this CMR, certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.

DESCRIPTION OF PRODUCTS COVERED BY THIS REPORT

The Company is an innovative designer and custom converter of foams, plastics, composites and natural fiber materials, providing solutions to customers primarily within the medical, automotive, aerospace and defense, and packaging markets.   It converts these materials using laminating, molding, and fabricating manufacturing technologies. The Company uses cross-linked polyethylene and reticulated polyurethane foams, fabric and foam laminates and natural fiber materials to provide customers with component products, including automotive interior trim, medical device components, disposable wound care components, military uniform and gear components, athletic padding, air filtration, high-temperature insulation, and abrasive nail files and other beauty aids. The Company uses polyethylene and polyurethane foams, sheet plastics, and pulp fiber to provide customers with cushion packaging for their products. Foam and plastic solutions are custom-designed and fabricated or molded to provide protection for fragile and valuable items, and are sold primarily to original equipment and component manufacturers.  For more information about UFP’s products, see Part 1, Item 1 of the Company’s most recent Annual Report on Form 10-K, which can be accessed at http://www.ufpt.com under “Investor Relations” / “Financials”.

This CMR relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.  As a result of our reasonable country of origin inquiry (“RCOI”) and the due diligence procedures described below, the Company has identified certain components in its supply chain that contain certain Conflict Minerals.

RCOI

The Company manufactures, or contracts to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.  Accordingly, the Company has conducted a good faith RCOI regarding the necessary Conflict Minerals used in its products.  This good faith RCOI was designed to determine whether any of the necessary Conflict Minerals originated in the Covered Countries and whether any of the necessary Conflict Minerals may be from recycled or scrap sources.  RCOI procedures included evaluating UFP’s suppliers’ responses to the Electronic Industry Citizenship Coalition (“EICC”)/Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (the “Template”).  The Company also made follow-up inquiries with appropriate personnel of the suppliers as necessary.

Design of Due Diligence

Based on the Company’s RCOI, the Company was also required to exercise due diligence on the source and chain of custody of the Conflict Minerals in its products.  The Company believes the design of the due diligence measures described in this CMR for tin, tungsten, tantalum, and gold conforms in all material respects with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (collectively, the “OECD

Guidance”).  The OECD Guidance is an internationally recognized due diligence framework for the following Conflict Minerals: tin, tantalum, tungsten, and gold.

Due Diligence Measures Performed

The Company’s supply chain is complex, and there are many third parties in the supply chain between UFP’s suppliers and the original sources of any Conflict Minerals.  The Company does not purchase Conflict Minerals directly from mines, smelters or refiners.  The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are in our products.  Given this context, the Company undertook the following measures to exercise due diligence on the source and chain of custody of the Conflict Minerals in its products for the Reporting Period:

(i)                                     UFP has established a management system to support its supply chain due diligence.

a.              UFP has adopted an organizational structure and communication process that is intended to establish a system of transparency over the supply chain.  This system is meant to help us obtain critical information regarding the supply chain of Conflict Minerals used in its products.

b.              UFP has developed a formal company policy in 2014 regarding Conflict Minerals in its supply chain.  The policy is available on the Company’s website at http://www.ufpt.com under “Investor Relations” / “Corporate Governance”.

c.               UFP has assigned authority and responsibility to a multi-disciplinary team consisting of individuals from Purchasing (the “Purchasing Council”), Finance and Plant Management.  Conflict Minerals matters are discussed at monthly operations meetings and with the Purchasing Council and are ultimately reported to upper level management including the Vice President of Manufacturing and Chief Financial Officer.

(ii)                                  UFP has taken steps to identify and assess risk in its supply chain.

a.              UFP reviewed its supply chain in order to identify products or materials that may have contained contained Conflict Minerals during the Reporting Period.  UFP then sent applicable suppliers a copy of the Template in order to assess the use, or lack thereof, of Conflict Minerals in the products and materials the Company purchases.

b.              To date, a significant amount of Templates have been returned.  Follow-up reminders were sent to suppliers who did not return a Template and further correspondence was submitted when we had additional questions on the responses provided.

(iii)                               UFP has designed and implemented a strategy to respond to identified risks.

a.              UFP has undertaken additional assessments in an effort to conform in all material respects with the relevant requirements of Step 3(D) of the OECD Guidance Supplement on Tin, Tantalum, and Tungsten and Step 3(E) of the OECD Guidance on Gold.  This has included, but is not limited to, engaging in follow-up discussions with suppliers about the composition of their products and materials, requests for suppliers to complete Templates, and working to incorporate Conflict Minerals language into UFP’s supplier contracts.  If a supplier identifies that it has Conflict Minerals in the products or materials it supplies, UFP will actively engage that supplier to provide us with the locations of the smelter(s)/refiner(s) of those Conflict Minerals and to obtain a copy of their Conflict Mineral policies. For the smelters identified in UFP’s supply chain that are providing Conflict Minerals, UFP will review the Conflict-Free Smelter Initiative List to determine if they are compliant with the Conflict Free Sourcing Initiative.

(iv)                              UFP complies with Step 5 of the OECD Guidance by making its CMR available on its website at http://www.ufpt.com under “Investor Relations” / “Corporate Governance”.

DRC CONFLICT UNDETERMINABLE AND RISK MITIGATION

After exercising the due diligence described above, the Company was unable to determine whether its products qualify as “DRC conflict free,” as defined under Rule 13p-1 and Form SD.  The Company was also unable to determine the facilities used to process the necessary Conflict Minerals in UFP’s products or the mine or location of origin of such Conflict Minerals for this Reporting Period.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s supply chain benefit armed groups in the Covered Countries: (i) continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; (ii) encouraging suppliers to implement responsible sourcing; and (iii) working to incorporate Conflict Minerals contract provisions into supplier contracts and purchase orders through the Company’s updated standard terms and conditions as published on its website.